Exhibit 99.1

JinkoSolar Announces Fourth Quarter and Full Year 2021 Financial Results

SHANGRAO, China, March 23, 2022-- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter and Full Year 2021 Business Highlights

●	Despite supply chain challenges in the fourth quarter of 2021, we achieved significant growth in both shipments and revenues compared to the third quarter of 2021.
●	The proportion of shipments in the Chinese market increased to approximately 34% in the fourth quarter of 2021. We actively participated in the distribution market while enhancing our competitiveness in the utility sector.
●	The mass production efficiency of approximately 900MW N-type Topcon Cells in our Haining production facility has reached 24.5% in the fourth quarter of 2021, with the yield rate close to that of the passivated emitter rear cell (“PERC”).
●	The next-generation N-type Ultra-efficiency Tiger Neo Module with better power generation performance remains popular in the market since its launch in the fourth quarter of 2021, giving the Company a competitive advantage with premium pricing.
●	Jinko Solar Co., Ltd. (“Jiangxi Jinko”), the Company’s principal operating subsidiary, completed its initial public offering ("IPO") process in the first quarter of 2022. Access to this new source of growth capital, combined with the Company’s competitiveness accumulated over the years, will further strengthen its leading position in the industry.

Fourth Quarter 2021 Operational and Financial Highlights

●	Quarterly shipments were 9,693 MW (9,024 MW for solar modules, 669 MW for cells and wafers), total shipments up 94.1% sequentially, and up 67.9% year over year.
●	Total revenues were RMB16.39 billion (US$2.57 billion), up 91.2% sequentially and up 73.9% year over year. The sequential increase was mainly attributable to an increase in the shipment of solar modules.
●	Gross profit was RMB2.64 billion (US$414.9 million), up 104.0% sequentially and up 75.5% year over year.
●	Gross margin was 16.1%, compared with 15.1% in Q3 2021 and 16.0% in Q4 2020.
●	Net income was RMB239.5 million (US$37.6 million), compared with RMB194.2 million sequentially and net loss RMB377.0 million year over year.
●	Non-GAAP net income was RMB218.6 million (US$34.3 million), up 12.8 times sequentially and up 5.5 times year over year.
●	Basic and diluted earnings per ordinary share were RMB1.26 (US$0.20) and RMB1.04 (US$0.16), respectively. This translates into basic and diluted earnings per ADS of RMB5.02 (US$0.79) and RMB4.16 (US$0.65), respectively.
●	Non-GAAP basic and diluted earnings per share were RMB1.15 (US$0.18) and RMB1.06 (US$0.17), respectively. Non-GAAP basic and diluted earnings per ADS were RMB4.58 (US$0.72) and RMB4.25 (US$0.67), respectively.

Full Year 2021 Operational and Financial Highlights

●	Annual shipments were 25,242 MW (including 22,233 MW for solar modules), up 18.4% year over year for solar modules shipments.
●	Total revenues were RMB40.83 billion (US$6.41 billion), up 16.2% year over year.
●	Gross profit was RMB6.66 billion (US$1.04 billion), up 7.9% year over year (or RMB6.66 billion, up 10.7% year over year [1] if excluding the reversal benefit of the Countervailing Duty ("CVD") and Anti-dumping Duty ("ADD")).
●	Gross margin of 16.3%, compared with 17.6% in full year of 2020 (or 16.3% compared with 17.1% in full year 2020 if excluding the reversal benefit of CVD and ADD).
●	Income from operations of RMB1.10 billion (US$173.0 million), down 38.2% year over year (or RMB1.10 billion down 32.2% if excluding the reversal benefit of CVD and ADD).
●	Net income of RMB721.0 million (US$113.1 million), up 2.1 times year over year.
●	Non-GAAP net income of RMB558.4 million (US$87.6 million), down 41.7% year over year.

[1] The company recorded the reversal benefit of ADD and CVD of RMB0.2 million in cost of revenues in 2021, compared to RMB160.0 million (US$25.1 million) in2020, based on the final results of the administrative review of the CVD and ADD order published by the U.S. Department of Commerce.

Mr. Xiande Li, JinkoSolar’s Chairman of the Board of Directors and Chief Executive Officer, commented, "We were very pleased to close a very challenging year of 2021 with excellent results. We were able to swiftly respond to supply chain volatility and logistic challenges thanks to our competitive advantages in supply chain management and global network. We continued to improve our in-house production capabilities and further strengthened our global supply chain to reduce costs, while increasing resilience to risks by leveraging our global network. As a result, our shipments, revenues, and profitability grew significantly in the fourth quarter of 2021 compared to the previous quarter. In the fourth quarter of 2021,our gross profit doubled, operating profit quadrupled and non-GAAP net profit increased by approximately 13 times sequentially.”

“In the first quarter of 2022, our principal operating subsidiary, Jiangxi Jinko successfully listed on the Shanghai Stock Exchange Science and Technology Innovation Board, raising RMB10 billion. We believe this historic milestone will create greater momentum for the advancement of our state-of-the-art technology and business expansion.

We are optimistic about the growth prospects in distributed generation markets and will continue to grow our brand influence in these markets. In China, as installation capacity reached 55 GW for the full year of 2021, distributed generation made up more than half of newly-added installations due to its higher returns.”

In light of the industry transition from P-type to N-type, and growing demand for higher efficiency products, we have launched the next-generation of N-type ultra-efficiency Tiger Neo modules. These modules have received worldwide acclaim for better power generation performance. We will reinforce the leadership position of our N-Type modules in both domestic and overseas markets. We have roughly 16 GW of N-type cell capacity operational in the first quarter of 2022 and currently are steadily ramping up our production capacity. With integrated capacity structure constantly improving, our integrated cost is expected to further decrease.

“In Vietnam, our 7GW monocrystalline silicon wafer plant commenced production in the first quarter of 2022. This nearly 7 GW of integrated mono wafer-cell-module manufacturing capacity overseas is significantly improving our global supply chain advantage. At the same time, we have been strategically cooperating with our supply chain partners to combine our complementary resources and build integrated industrial ecosystems. All these advantages will allow us to mitigate raw material shortages and respond to production challenges in the long term, further strengthen the competitiveness of our core products, and bring greater value to our global customers with high-quality, reliable modules and premium services.”

Fourth Quarter 2021 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2021 were RMB16.39 billion (US$2.57 billion), an increase of 91.2% from RMB8.57 billion in the third quarter of 2021 and an increase of 73.9% from RMB9.42 billion in the fourth quarter of 2020. The sequential and year-over-year increases were mainly attributable to an increase in the shipment of solar modules, especially in the domestic market attributable to China’s favorable policies on renewable energy.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2021 was RMB2.64 billion (US$414.9 million), compared with RMB1.30 billion in the third quarter of 2021 and RMB1.51 billion in the fourth quarter of 2020 (or RMB1.35 billion if excluding the impact from the reversal benefit of CVD and ADD).

Gross margin was 16.1% in the fourth quarter of 2021, compared with 15.1% in the third quarter of 2021 and 16.0% in the fourth quarter of 2020 (or 14.3% if excluding the impact from the reversal benefit of CVD and ADD). The sequential and year-over-year increases were mainly attributable to (i) a continued reduction of integrated production cost resulting from the Company’s industry-leading cost structure, and (ii) an increase in the average selling price of solar modules.

Income from Operations and Operating Margin

Income from operations in the fourth quarter of 2021 was RMB485.8 million (US$76.2 million), compared with RMB111.2 million in the third quarter of 2021 and RMB71.6 million in the fourth quarter of 2020 (or loss from operations of RMB88.4 million if excluding the impact from the reversal benefit of CVD and ADD).

Operating profit margin was 3.0% in the fourth quarter of 2021, compared with 1.3% in the third quarter of 2021 and 0.8% (or operating loss margin of 0.9% if excluding the impact from the reversal benefit of CVD and ADD) in the fourth quarter of 2020.

Total operating expenses in the fourth quarter of 2021 were RMB2.16 billion (US$338.7 million), an increase of 82.2% from RMB1.18 billion in the third quarter of 2021 and an increase of 50.4% from RMB1.44 billion in the fourth quarter of 2020. The sequential and year-over-year increases were mainly attributable to increases in shipping costs of solar modules in the fourth quarter of 2021.

Total operating expenses accounted for 13.2% of total revenues in the fourth quarter of 2021, compared to 13.8% in the third quarter of 2021 and 15.2% in the fourth quarter of 2020.

Interest Expense, Net

Net interest expense in the fourth quarter of 2021 was RMB144.4 million (US$22.7 million), a decrease of 12.8% from RMB165.6 million in the third quarter of 2021 and an increase of 25.4% from RMB115.2 million in the fourth quarter of 2020. The sequential decrease was mainly due to a decrease of bank acceptance notes discount expense. The year-over-year increase was mainly due to an increase in the Company’s interest-bearing debts.

Subsidy Income

Subsidy income in the fourth quarter of 2021 was RMB109.6 million (US$17.2 million), compared with RMB63.5 million in the third quarter of 2021 and RMB109.7 million in the fourth quarter of 2020. The sequential increase was mainly attributable to an increase in the cash receipt of subsidies from local governments in China which are non-recurring, not refundable and with no conditions.

Exchange Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB10.5 million (US$1.6 million) in the fourth quarter of 2021, compared to a net exchange loss of RMB6.2 million in the third quarter of 2021 and a net exchange loss of RMB47.9 million in the fourth quarter of 2020. The net exchange loss was mainly due to the exchange rate depreciation of the US dollars against the RMB in the fourth quarter of 2021.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 (the “Notes”) in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model. The Company recognized a gain from a change in fair value of the Notes of RMB9.5 million (US$1.5 million) in the fourth quarter of 2021, compared to a gain of RMB239.0 million in the third quarter of 2021 and a loss of RMB685.4 million in the fourth quarter of 2020. The change was primarily due to an increase in the Company’s stock price in the fourth quarter of 2021.

Concurrent with the issuance of the Notes in May 2019, the Company entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The Company accounted for the call option transaction as freestanding derivative assets in its consolidated balance sheets, which is marked to market during each reporting period. The Company recorded nil in the fourth quarter of 2021, compared to a loss of RMB38.2 million in the third quarter of 2021 and a gain of RMB257.8 million in the fourth quarter of 2020. The change was primarily due to the Company exercised all the remaining call option using cash settlement in the third quarter of 2021.

Equity in Earnings/(loss)of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investment using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in earnings of affiliated companies of RMB3.5 million (US$0.5 million) in the fourth quarter of 2021, compared with earnings of RMB13.2 million in the third quarter of 2021 and earnings of RMB19.9 million in the fourth quarter of 2020. The gain primarily arose from interest rate swap recorded by the equity affiliate due to an increase in long-term interest rates in the fourth quarter of 2021. Hedge accounting was not applied for the derivative.

Income Tax Expense/(Benefit)

The Company recorded an income tax expense of RMB126.9 million (US$19.9 million) in the fourth quarter of 2021, compared with an income tax expense of RMB22.0 million in the third quarter of 2021 and an income tax benefit of RMB23.1 million in the fourth quarter of 2020. The sequential increase of tax expense was mainly due to higher profit generated compared to the third quarter of 2021.

Net Income/(loss) and Earnings/(loss) per Share

Net income attributable to the Company’s ordinary shareholders was RMB239.5 million (US$37.6 million) in the fourth quarter of 2021, compared with net income attributable to the Company’s ordinary shareholders of RMB194.2 million in the third quarter of 2021 and net loss attributable to the Company's ordinary shareholders of RMB377.0 million in the fourth quarter of 2020.

Net income attributable to non-controlling interests increased in the fourth quarter of 2021 mainly attributable to higher profit generated from the Company’s certain subsidiary of which non-controlling shareholders own equity interests.

Basic and diluted earnings/(loss) per ordinary share were RMB1.26 (US$0.20) and RMB1.04 (US$0.16), respectively, during the fourth quarter of 2021, compared to RMB1.02 and RMB(0.12), respectively, in the third quarter of 2021, and RMB(2.08) and RMB(3.60), respectively, in the fourth quarter of 2020. As each ADS represents four ordinary shares, this translates into basic and diluted earning/(loss) per ADS of RMB5.02 (US$0.79) and RMB4.16 (US$0.65), respectively in the fourth quarter of 2021; RMB4.07 and RMB(0.49), respectively, in the third quarter of 2021; and RMB (8.32) and RMB(14.40), respectively, in the fourth quarter of 2020. The difference between basic earning and diluted loss per share in the fourth quarter of 2021 was mainly due to the dilutive impact of convertible senior notes.

Non-GAAP net income attributable to the Company's ordinary shareholders in the fourth quarter of 2021 was RMB218.6 million (US$34.3 million), compared with RMB15.9 million in the third quarter of 2021 and RMB33.4 million in the fourth quarter of 2020.

Non-GAAP basic and diluted earnings per ordinary share were RMB1.15 (US$0.18) and RMB1.06 (US$0.17) during the fourth quarter of 2021; both RMB0.08 in the third quarter of 2021 and both RMB0.19 in the fourth quarter of 2020. This translates into non-GAAP basic and diluted earnings per ADS of RMB4.58 (US$0.72) and RMB4.25(US$0.67), respectively, in the fourth quarter of 2021; RMB0.33 and RMB0.31, respectively, in the third quarter of 2021, and both RMB0.74 in the fourth quarter of 2020.

Financial Position

As of December 31, 2021, the Company had RMB8.92 billion (US$1.40 billion) in cash and cash equivalents and restricted cash, compared with RMB8.07 billion as of December 31, 2020.

As of December 31, 2021, the Company’s accounts receivables due from third parties were RMB7.47 billion (US$1.17 billion), compared with RMB 4.53 billion as of December 31, 2020.

As of December 31, 2021, the Company’s inventories were RMB13.25 billion (US$2.08 billion), compared with RMB8.38 billion as of December 31, 2020.

As of December 31, 2021, the Company's total interest-bearing debts were RMB25.63 billion (US$4.02 billion), of which RMB419.0 million(US$65.8 million) was related to the Company’s overseas downstream solar projects, compared with RMB18.28 billion, of which RMB748.8 million was related to the Company’s overseas downstream solar projects as of December 31, 2020.

As of December 31, 2021, the Company’s Investments in equity securities were RMB 95.0 million (US$14.9 million), including minority equity investments in two equipment manufacturers of solar modules and N-Type cells.

Full Year 2021 Financial Results

Total Revenues

Total revenues for full year 2021 were RMB40.83 billion (US$6.41 billion), an increase of 16.2% from RMB35.13 billion for full year 2020. The increase in total revenues was mainly attributable to an increase in the shipment of solar modules which was mainly attributable to China’s favorable policies on renewable energy and the growth of global market demand.

Gross Profit and Gross Margin

Gross profit for full year 2021 was RMB6.66 billion (US$1.04 billion), an increase of 7.9% from RMB6.17 billion for full year 2020. The year-over-year increase in gross profit was mainly attributable to (i) an increase in the shipment of solar modules in 2021, and (ii) the continued reduction of integrated production costs resulting from the Company’s industry-leading integrated cost structure.

Gross margin was 16.3% for the full year 2021, compared with 17.6% for the full year 2020 (17.1% if excluding the impact from the reversal benefit of CVD and ADD). The year-over-year decrease was mainly attributable to the rising cost of raw materials.

Income from Operations and Operating Margin

Income from operations for full year 2021 was RMB1.10 billion (US$173.0 million), compared with RMB1.78 billion for full year 2020. Operating margin for full year 2021 was 2.7%, compared with 5.1% for full year 2020.

Total operating expenses for full year 2021 were RMB5.56 billion (US$871.8 million), an increase of 26.6% from RMB4.39 billion for full year 2020. As a percentage of total revenues, operating expenses accounted for 13.6% for full year 2021, compared with 12.5% for full year 2020. The increase in total operating expenses was primarily due to (i) an increase in shipping cost, (ii) an increase in disposal loss on property, plant and equipment as a result of the Company’s upgrade of production equipment, and (iii) an increase in impairment loss on property, plant and equipment.

Interest Expense, Net

Net interest expense for full year 2021 was RMB624.0 million (US$97.9 million), an increase of 35.9% from RMB459.2 million for full year 2020. The increase was mainly due to an increase in the interest-bearing debts.

Subsidy Income

Subsidy income for full year 2021 was RMB465.7million (US$73.1 million), compared with RMB192.0 million for full year 2020. The year over year increase was mainly attributable to an increase in the cash receipt of subsidies from local governments in China which are non-recurring, not refundable and with no conditions.

Exchange Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB47.8 million (US$7.5 million) for full year 2021 due primarily to depreciation of US dollars against RMB(exchange rate of U.S. dollars against RMB dropped from 6.5249 to 6.3757 ). The Company recorded a net exchange loss of RMB148.9 million for full year 2020. With the rapid increase in overseas orders, the Company increased its foreign currency hedge ratio to hedge against anticipated cash flow denominated in U.S. dollars over the next six months.

Change in Fair Value of Interest Rate Swap

The Company entered into Interest Rate Swap agreements with several banks for the purpose of reducing interest rate risk exposure. The Company recorded nil in change in fair value of the Interest Rate Swap agreements for full year 2021, compared to a loss of RMB78.9 million for full year 2020. The company applied hedge accounting for certain of its interest swap arrangement and recorded related change in fair value in other comprehensive income in 2021.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued the Notes in May 2019 and has elected to measure them at fair value derived by valuation model, i.e. Binomial Model. The Company recognized a gain from a change in fair value of the Notes of RMB327.8 million (US$51.4 million) for full year 2021, compared to a loss of RMB1.20 billion for full year 2020. The change in 2021 was primarily due to a significant decrease in the Company’s stock price in 2021.

Concurrent with the issuance of the Notes in May 2019, the Company entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The Company accounted for the call option transaction as freestanding derivative assets in its consolidated balance sheets, which is marked to market at each reporting period. The Company recorded a loss from a change in fair value of the call option of RMB 136.1 million (US$21.4 million) for full year 2021, compared to a gain of RMB476.3 million for full year 2020. The change in 2021 was primarily due to a significant decrease in the Company’s stock price in 2021.The Company exercised all the remaining call option using cash settlement in the third quarter of 2021.

Equity in (Loss)/Income of Affiliated Companies

The Company indirectly holds a 20% equity interest of Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investments using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in earing of affiliated companies of RMB59.8 million (US$9.4 million) for full year 2021, compared with a loss of RMB52.7 million in 2020. The gain primarily arose from interest rate swap recorded by the equity affiliate due to an increase in long-term interest rates in 2021. Hedge accounting was not applied for the derivative.

Income Tax Expense, Net

The Company recognized an income tax expense of RMB194.1 million (US$30.5 million) for full year 2021, compared with an income tax expense of RMB178.4 million in full year 2020.

Net Income and Earnings/(loss) per Share

Net income attributable to the Company's ordinary shareholders for full year 2021 was RMB721.0 million (US$113.1 million), compared with a net income of RMB230.4 million in full year 2020.

Basic and diluted earnings/(loss) per share for full year 2021 were RMB3.78 (US$0.59) and RMB2.01 (US$0.32), respectively, compared to RMB1.29 and RMB(1.36) for full year 2020. This translates into basic and diluted earnings/(loss) per ADS of RMB15.12 (US$2.37) and RMB8.02(US$1.26), respectively for full year 2021, compared to RMB5.15 and RMB(5.42) for full year 2020.

Non-GAAP net income for full year 2021 was RMB558.4 million (US$87.6 million), compared with non-GAAP net income of RMB958.4 million in full year 2020.

Non-GAAP basic and diluted earnings per share for full year 2021 were RMB2.93 (US$0.46) and RMB2.72 (US$0.43), compared to both RMB5.36 for full year 2020, which translates into non-GAAP basic and diluted earnings per ADS were RMB11.72 (US$1.84) and RMB10.86 (US$1.70) for full year 2021, compared to both RMB21.42 for full year 2020.

Fourth Quarter and Full Year 2021 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments in the fourth quarter of 2021 were 9,693 MW, including 9,024 MW for solar module shipments and 669 MW for cell and wafer shipments.

Total shipments in the full year 2021 were 25,242 MW, including 22,232 MW for solar module shipments and 3,010 MW for cell and wafer shipments.

Solar Products Production Capacity

As of December 31, 2021, the Company's annual mono wafer, solar cell and solar module production capacity was 32.5 GW, 24.0 GW (940 MW for N-type cells) and 45.0 GW, respectively.

Operations and Business Outlook Highlights

We have roughly 16 GW of N-type cell capacity operational in the first quarter of 2022, and currently are steadily ramping up our production capacity. With integrated capacity structure constantly improving, our integrated cost is expected to further decrease. Leveraging on continuous investments in R&D and technological innovation, we hope to continuously improve the mass production efficiency of N-type cells, solidifying our leading position in the industry. In light of growing demand for higher efficiency N-type products, we are committed to providing customers with the best solutions leveraging our technological innovation and product competitiveness, as well as further enhancing our global market share and profitability.

First Quarter and Full Year 2022 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the first quarter of 2022, the Company expects its total shipments to be in the range of 7.5 GW to 8.0 GW.

For full year 2022, the Company estimates its total shipments (including solar modules, cells and wafers) to be in the range of 35.0 GW to 40.0 GW.

Solar Products Production Capacity

JinkoSolar expects its annual mono wafer, solar cell and solar module production capacity to reach 50.0 GW, 40.0 GW (including 16.9 GW N-type cells) and 60.0 GW, respectively, by the end of 2022.

Recent Business Developments

●	In December 2021, JinkoSolar announced that its principal operating subsidiary, Jiangxi Jinko and Aldo Solar, which stands out as the largest distributor of solar energy solutions in Brazil with 31% market share, reinforce their partnership for 2022 with the signing of the largest distribution agreement for Distributed Generation ever signed by Jiangxi Jinko outside China.
●	In December 2021, JinkoSolar announced that according to the information published by the China Securities Regulatory Commission ("CSRC"), Jiangxi Jinko has completed its IPO registration process with the CSRC and will soon enter the issuance process for its IPO on the Shanghai Stock Exchange's Sci-Tech innovation board.
●	In January 2022, JinkoSolar announced that Jiangxi Jinko's updated IPO prospectus and indicative IPO timetable was published by the Shanghai Stock Exchange on its website.
●	In January 2022, JinkoSolar announced that Jiangxi Jinko's IPO pricing has been announced by the Shanghai Stock Exchange.
●	In January 2022, JinkoSolar announced that Jiangxi Jinko has completed its IPO process and started trading on the Shanghai Stock Exchange's Sci-Tech innovation board (SSE, code: 688223) on January 26, 2022.
●	In February 2022, JinkoSolar announced that its Tiger Neo Bifacial BDV 570 (144 cells) and Tiger Neo Bifacial BDV 610 (156 cells) modules, have been officially certified by CERTISOLIS for their very competitively low carbon footprint values.
●	In March 2022, JinkoSolar announced that it recently hosted a high-level dialogue with delegates from the UN Global Compact Liaison Office in Beijing, on the role of solar PV technology development in achieving global Sustainable Development Goals set up by the United Nations.
●	In March 2022，JinkoSolar announced that its principal operating subsidiary, Jiangxi Jinko, has entered into a project investment cooperation framework agreement with Qinghai Provincial Department of Industry and Information Technology, Xining Municipal Government and Xining Economic and Technological Development Zone Management Committee for a joint monocrystalline silicon pull rod project，and the total estimated investment is approximately RMB10.0 billion.
●	In March 2022，JinkoSolar announced that its principal operating subsidiary, Jiangxi Jinko, has entered into an investment framework agreement with the Shangrao Guangxin District Government for a high-efficiency solar module and PV module aluminum frame project，with a total estimated investment at approximately RMB10.8 billion.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Wednesday, March 23, 2022 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	83659628#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, March 30, 2022. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	520001038#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 32.5 GW for mono wafers, 24 GW for solar cells, and 45 GW for solar modules, as of December 31, 2021.

JinkoSolar has 12 productions facilities globally, 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, UAE, and Denmark, and global sales teams in China, the United States, Canada, Germany, Switzerland, Italy, Japan, Australia, Korea, India, Turkey, Chile, Brazil, Mexico and Hong Kong, as of December 31, 2021.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and call option:

●	Non-GAAP net income is adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange (gain)/loss on the convertible senior notes and call option, and stock-based compensation (benefit)/expense; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
●	Non-GAAP earnings per share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange gain on the convertible senior notes and call option, and stock-based compensation. As the Non-GAAP net income is adjusted to exclude the change in fair value of call option, the dilutive impact of call option, if any, is also excluded from the denominator for the calculation of Non-GAAP earnings per share and non-GAAP earnings per ADS.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2021, which was RMB6.3726 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5180-8777 ext.7806
Email: ir@jinkosolar.com

Mr. Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rvanguestaine@ChristensenIR.com

In the U.S.:
Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the year ended
	Dec 31, 2020	Sep 30, 2021	Dec 31, 2021		Dec 31, 2020	Dec 31, 2021
	RMB’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Revenues from third parties	9,418,979	8,568,057	16,361,236	2,567,435	35,067,287	40,794,759	6,401,588

Revenues from related parties	5,599	1,948	26,472	4,154	62,172	31,763	4,984

Total revenues	9,424,578	8,570,005	16,387,708	2,571,589	35,129,459	40,826,522	6,406,572

Cost of revenues	(7,917,667)	(7,273,962)	(13,743,415)	(2,156,642)	(28,957,798)	(34,168,686)	(5,361,812)

Gross profit	1,506,911	1,296,043	2,644,293	414,947	6,171,661	6,657,836	1,044,760

Operating expenses:
Selling and marketing	(652,751)	(614,694)	(1,117,473)	(175,356)	(2,473,980)	(2,856,464)	(448,242)
General and administrative	(531,097)	(445,050)	(776,137)	(121,793)	(1,409,371)	(1,963,562)	(308,126)
Research and development	(137,320)	(125,091)	(114,549)	(17,975)	(389,192)	(461,590)	(72,434)
Impairment of long-lived assets	(114,168)	-	(150,308)	(23,587)	(114,168)	(273,713)	(42,952)
Total operating expenses	(1,435,336)	(1,184,835)	(2,158,467)	(338,711)	(4,386,711)	(5,555,329)	(871,754)

Income from operations	71,575	111,208	485,826	76,236	1,784,950	1,102,507	173,006
Interest expenses, net	(115,161)	(165,553)	(144,420)	(22,663)	(459,234)	(624,029)	(97,924)
Subsidy income	109,702	63,518	109,636	17,204	191,981	465,685	73,076
Exchange loss	(223,439)	(46,217)	(127,483)	(20,005)	(336,523)	(355,499)	(55,786)
Change in fair value of interest rate swap	-	-	-	-	(78,878)	-	-
Change in fair value of foreign exchange derivatives	175,521	39,979	116,993	18,359	187,578	307,689	48,283
Change in fair value of convertible senior notes and call option	(427,624)	200,730	9,540	1,497	(725,792)	191,641	30,073
Other income/(expense), net	3,762	172	(2,865)	(450)	2,292	1,911	300
Income/(loss) before income taxes	(405,664)	203,837	447,227	70,178	566,374	1,089,905	171,028
Income tax (expenses)/benefit	23,089	(21,958)	(126,872)	(19,909)	(178,411)	(194,140)	(30,465)
Equity in earnings/(loss) of affiliated companies	19,906	13,158	3,471	545	(52,706)	59,809	9,385
Net income/(loss)	(362,669)	195,037	323,826	50,814	335,257	955,574	149,948
Less: Net income attributable to non-controlling interests	14,282	813	84,359	13,238	104,871	234,554	36,807
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(376,951)	194,224	239,467	37,576	230,386	721,020	113,141

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	(2.08)	1.02	1.26	0.20	1.29	3.78	0.59
Diluted	(3.60)	(0.12)	1.04	0.16	(1.36)	2.01	0.32

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	(8.32)	4.07	5.02	0.79	5.15	15.12	2.37
Diluted	(14.40)	(0.49)	4.16	0.65	(5.42)	8.02	1.26

Weighted average ordinary shares outstanding:
Basic	181,285,886	190,768,148	190,775,385	190,775,385	178,938,853	190,672,869	190,672,869
Diluted	173,785,886	205,195,236	205,838,968	205,838,968	171,438,853	205,719,772	205,719,772

Weighted average ADS outstanding:
Basic	45,321,472	47,692,037	47,693,846	47,693,846	44,734,713	47,668,217	47,668,217
Diluted	43,446,472	51,298,809	51,459,742	51,459,742	42,859,713	51,429,943	51,429,943

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	(362,669)	195,037	323,826	50,814	335,257	955,574	149,948
Other comprehensive income/(loss):
-Foreign currency translation adjustments	(187,456)	15,258	(107,654)	(16,893)	(251,894)	(67,732)	(10,629)
-Change in the instrument-specific credit risk	71,330	12,510	(15,948)	(2,503)	60,326	41,972	6,586
Comprehensive income/(loss)	(478,795)	222,805	200,224	31,418	143,689	929,814	145,905
Less: Comprehensive income attributable to non-controlling interests	14,282	813	84,359	13,238	104,871	234,553	36,807
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(493,077)	221,992	115,865	18,180	38,818	695,261	109,098

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income/(loss) attributable to ordinary shareholders	(376,951)	194,224	239,467	37,576	230,386	721,020	113,141

Change in fair value of convertible senior notes and call option	427,624	(200,730)	(9,540)	(1,497)	725,792	(191,641)	(30,073)

Net interest expenses of convertible senior notes and call option	6,535	5,431	5,096	800	26,614	21,664	3,400

Exchange loss/(gain) on convertible senior notes and call option	(23,816)	11,883	(21,065)	(3,306)	(25,347)	(2,492)	(391)

Stock-based compensation expense	56	5,046	4,671	733	923	9,884	1,551

Non-GAAP net income attributable to ordinary shareholders	33,448	15,854	218,629	34,306	958,368	558,435	87,628

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	0.19	0.08	1.15	0.18	5.36	2.93	0.46
Diluted	0.19	0.08	1.06	0.17	5.36	2.72	0.43

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	0.74	0.33	4.58	0.72	21.42	11.72	1.84
Diluted	0.74	0.31	4.25	0.67	21.42	10.86	1.70

Non-GAAP weighted average ordinary shares outstanding
Basic	181,285,886	190,768,148	190,775,385	190,775,385	178,938,853	190,672,869	190,672,869
Diluted	181,285,886	205,195,236	205,838,968	205,838,968	178,938,853	205,719,772	205,719,772

Non-GAAP weighted average ADS outstanding
Basic	45,321,472	47,692,037	47,693,846	47,693,846	44,734,713	47,668,217	47,668,217
Diluted	45,321,472	51,298,809	51,459,742	51,459,742	44,734,713	51,429,943	51,429,943

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2020	Dec 31, 2021
	RMB’000	RMB’000	USD’000
ASSETS
Current assets:
Cash and cash equivalents	7,481,678	8,321,415	1,305,812
Restricted cash	593,094	598,068	93,850
Restricted short-term investments	6,400,637	9,241,276	1,450,158
Short-term investments	570,000	150,000	23,538
Accounts receivable, net - related parties	410,358	29,417	4,616
Accounts receivable, net - third parties	4,534,758	7,471,103	1,172,379
Notes receivable, net - related parties	33,001	-	-
Notes receivable, net - third parties	1,051,561	1,689,102	265,057
Advances to suppliers, net - third parties	1,002,613	1,536,155	241,056
Inventories, net	8,376,936	13,252,352	2,079,583
Forward contract receivables	183,146	73,532	11,539
Prepayments and other current assets, net - related parties	23,756	17,348	2,722
Prepayments and other current assets, net	3,020,592	2,435,056	382,113
Held-for-sale assets	-	684,631	107,434
Total current assets	33,682,130	45,499,455	7,139,857

Non-current assets:
Restricted cash	1,389,194	1,229,315	192,906
Accounts receivable, net - third parties	26,405	27,624	4,335
Project Assets	645,355	-	-
Long-term investments	194,258	538,866	84,560
Property, plant and equipment, net	12,455,444	19,969,894	3,133,712
Land use rights, net	760,962	1,090,057	171,054
Intangible assets, net	35,838	55,484	8,707
Financing lease right-of-use assets, net	829,122	628,592	98,640
Operating lease right-of-use assets, net	316,512	438,270	68,774
Deferred tax assets	255,107	371,767	58,338
Call Option - concurrent with issuance of convertible senior notes	756,929	-	-
Advances to suppliers to be utilised beyond one year	-	296,709	46,560
Other assets, net - related parties	107,319	3,292	517
Other assets, net - third parties	1,777,799	2,739,159	429,833
Investments in equity securities		95,000	14,908
Total non-current assets	19,550,244	27,484,029	4,312,844

Total assets	53,232,374	72,983,484	11,452,701

LIABILITIES
Current liabilities:
Accounts payable - related parties	14,114	15,863	2,489
Accounts payable - third parties	4,436,495	6,799,854	1,067,045
Notes payable - third parties	9,334,876	12,072,223	1,894,395
Accrued payroll and welfare expenses	995,054	1,240,791	194,707
Advances from third parties	2,451,495	5,914,354	928,091
Income tax payable	73,720	214,856	33,716
Other payables and accruals	3,408,391	4,844,077	760,142
Other payables due to related parties	71,515	2,230	350
Forward contract payables	17,895	2,659	417
Convertible senior notes - current	1,831,612	-	-
Financing lease liabilities - current	272,330	194,939	30,590
Operating lease liabilities - current	48,244	62,515	9,810
Short-term borrowings from third parties, including current portion of long-term bank borrowings	8,238,531	13,339,367	2,093,238
Guarantee liabilities to related parties	22,519	2,500	392
Held-for-sale liabilities	-	553,234	86,814
Deferred revenue	-	200,000	31,384
Total current liabilities	31,216,791	45,459,462	7,133,580

Non-current liabilities:
Long-term borrowings	7,301,536	9,896,455	1,552,970
Convertible senior notes	-	1,098,736	172,416
Accrued warranty costs - non current	769,332	858,641	134,740
Financing lease liabilities	313,088	236,373	37,092
Operating lease liabilities	277,239	385,420	60,481
Deferred tax liability	328,713	183,003	28,717
Long-term Payables	97	568,495	89,209
Guarantee liabilities to related parties- non current	34,812	9,642	1,513
Total non-current liabilities	9,024,817	13,236,765	2,077,138

Total liabilities	40,241,608	58,696,227	9,210,718

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 190,380,309 and 193,770,753 shares issued as of December 31, 2020 and December 31, 2021, respectively)	26	26	4
Additional paid-in capital	5,251,245	5,617,923	881,575
Statutory reserves	692,009	700,244	109,884
Accumulated other comprehensive income	(128,615)	(154,375)	(24,225)
Treasury stock, at cost; 2,945,840 ordinary shares as of December 31, 2020 and December 31, 2021	(43,170)	(43,170)	(6,774)
Accumulated retained earnings	4,216,353	4,929,138	773,489

Total JinkoSolar Holding Co., Ltd. shareholders' equity	9,987,848	11,049,786	1,733,953

Non-controlling interests	3,002,918	3,237,471	508,030

Total liabilities and shareholders' equity	53,232,374	72,983,484	11,452,701

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